SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 13 September 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                                  13 September 2019

BT CONFIRMS DELISTING FROM NEW YORK STOCK EXCHANGE

In line with its announcement on 14 August 2019, BT Group plc (BT) hereby confirms that its American Depositary Shares (ADSs) will be delisted from the New York Stock Exchange (NYSE) following the close of the market in New York today, from which time BT's ADSs will no longer be traded on the NYSE.

BT will continue to positively engage with US equity and debt investors, and remains committed to its customers operating in the US.

Additional information for American Depositary Receipt (ADR) holders

BT has not arranged for the listing or registration of the ADSs on another US national securities exchange or for their quotation in a quotation medium in the United States. On 14 August 2019, BT directed JPMorgan Chase Bank N.A. (JPMorgan) to terminate BT's ADR programme and consequently, and in accordance with the deposit agreement, JPMorgan has provided a notice of termination to all registered ADR holders containing relevant information for ADR holders regarding required actions.

For further information

Investor relations:

Mark Lidiard                                      Tel: +44 20 7356 4909

Press office:

Tom Engel                                           Tel: +44 20 7356 5369

All news releases can be accessed on BT's website and you can follow BT on Twitter here.

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About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 13 September 2019